Exhibit (d)(25)

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 31st day of July, 2010 by and among NORTHERN FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, NORTHERN TRUST INVESTMENTS, N.A. (“NTI”) and THE NORTHERN TRUST COMPANY OF CONNECTICUT (“NTCC”) (each an “Adviser” and together, the “Advisers”).

WHEREAS, the Advisers serve as co-investment advisers to the Multi-Manager Emerging Markets Equity Fund, Multi-Manager Global Real Estate Fund, Multi-Manager High Yield Opportunity Fund, Multi-Manager Large Cap Fund, Multi-Manager Mid Cap Fund and Multi-Manager Small Cap Fund (each a “Fund” and together, the “Funds”) pursuant to an Investment Advisory and Ancillary Services Agreement (the “Advisory Agreement”) between the Trust and the Advisers dated May 05, 2006, as amended.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by the Advisers to reimburse expenses for each of the Funds set forth on Exhibit A.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. The Advisers shall, from the date of this Agreement, reimburse a portion of the operating expenses of each Fund set forth on Exhibit A so that after such reimbursement the total annual net fund operating expenses of the Fund expressed as a percentage of average daily net assets shall not exceed the amount set forth on Exhibit A (“Expense Limit”). The Advisers shall first reimburse advisory fees payable by a Fund, and then reimburse other operating expenses of such Fund to the extent the amount of difference between the Fund’s operating expenses and the Expense Limit exceeds the advisory fees payable by the Fund.

2. The termination date of this Agreement is July 31, 2011 (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Funds’ Board of Trustees, with respect to any Fund, at any time if it determines that such termination is in the best interest of the Fund and its shareholders.

3. The Advisers acknowledge and agree that they shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN FUNDS

By:	/s/ Lloyd A. Wennlund
Name:	Lloyd A. Wennlund
Title:	President

NORTHERN TRUST INVESTMENTS, N.A.

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Senior Vice President

THE NORTHERN TRUST COMPANY OF CONNECTICUT

By:	/s/ Joseph W. McInerney
Name:
Title:

2

Exhibit A

The Northern Funds

Name of Fund	Total Annual Net Fund Operating Expenses (expressed as a percentage of each Fund’s average daily net assets)
Multi-Manager Emerging Markets Equity Fund	1.50%
Multi-Manager Global Real Estate Fund	1.30%
Multi-Manager High Yield Opportunity Fund	1.10%
Multi-Manager International Equity Fund	1.45%
Multi-Manager Large Cap Fund	1.20%
Multi-Manager Mid Cap Fund	1.20%
Multi-Manager Small Cap Fund	1.40%